UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 15, 2023

DIFFUSION PHARMACEUTICALS INC.

(Exact name of registrant as specified in its charter)

Delaware	001-37942	30-0645032
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

300 East Main Street, Suite 201 Charlottesville, Virginia	22902
(Address of principal executive offices)	(Zip Code)

(434) 220-0718

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	DFFN	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company         ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.                   ☐

Item 1.01	Entry Into a Material Definitive Agreement

Information required by Item 1.01 of Form 8-K included in Item 5.02 of this Current Report is incorporated herein by reference.

Item 1.02	Termination of a Material Definitive Agreement

Information required by Item 1.02 of Form 8-K included in Item 5.02 of this Current Report is incorporated herein by reference.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Effective as of the close of business on May 15, 2023, Mr. William K. Hornung departed Diffusion Pharmaceuticals Inc. (the “Company”). Mr. Hornung had served as Diffusion’s Chief Financial Officer since September 2018.

In connection with Mr. Hornung’s departure, the Company entered into a separation letter agreement and release with Mr. Hornung, dated as of May 15, 2023 (the “Separation Agreement”). Pursuant to the terms of the Separation Agreement, Mr. Hornung is entitled to separation benefits in accordance with the terms of his employment agreement, including a lump-sum payment of nine months current annual base salary and a pro-rated annual cash bonus for the current calendar year based on the number of days served as Chief Financial Officer during 2023. All options to purchase the Company’s common stock held by Mr. Hornung that were outstanding and vested as of his last day of employment remain exercisable for a period of three months from the date of separation, in accordance with their respective terms. In addition, Diffusion will also provide a lump-sum payment in respect of continuation health insurance coverage premiums for Mr. Hornung and his eligible dependents for a period of twelve months after the separation date.

As consideration for the separation benefits, pursuant to the Separation Agreement, Mr. Hornung has released the Company and certain related parties, including the Company’s stockholders, directors, officers, and employees, from all claims and liabilities arising prior to the date of the Separation Agreement under federal and state laws and has reaffirmed the confidentiality, non-competition, non-solicitation, non-disparagement and certain other customary provisions in his employment agreement, which, except as described above and otherwise set forth in the Separation Agreement, terminated effective as of his separation date.

The foregoing summary of the Separation Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text thereof, which is attached as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description

10.1	Separation Agreement and General Release, dated May 15, 2023, by and between Diffusion Pharmaceuticals Inc. and William K. Hornung

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 19, 2023	DIFFUSION PHARMACEUTICALS INC.
	By:	/s/ William Elder
	Name:	William Elder
	Title:	General Counsel & Corporate Secretary